SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  06 September 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 23 August 2013
99.2	Holding(s) in Company dated 27 August 2013
99.3	Transaction in Own Shares dated 27 August 2013
99.4	Directorate Change dated 28 August 2013
99.5	Transaction in Own Shares dated 28 August 2013
99.6	Transaction in Own Shares dated 29 August 2013
99.7	Transaction in Own Shares dated 30 August 2013
99.8	Total Voting Rights dated 02 September 2013
99.9	Transaction in Own Shares dated 02 September 2013
99.10	Transaction in Own Shares dated 03 September 2013
99.11	Transaction in Own Shares dated 04 September 2013
99.12	Transaction in Own Shares dated 05 September 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 23 August 2013 it acquired 84,203 of its own ordinary shares at an average price of 1864.2855 pence per ordinary share. The highest and lowest prices paid for these shares were 1878 pence per share and 1851 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,564,208 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,363,009.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes) :
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Change in total number of voting rights.	x
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	22 August 2013
6. Date on which issuer notified:	23 August 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB00B85KYF37)	13,180,823	13,180,823			13,180,823		5.0032%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
13,180,823			5.0032%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Schedule A
As of 22 August 2013

InterContinental Hotels Group PLC                                                                                                                          Number of                                           Percentage of
                                                                                                                                                                                             Shares                                                      Outstanding

The Capital Group Companies, Inc. ("CG") holdings                                                                                           13,180,823                                            5.003%

Holdings by CG Management Companies and Funds:

• Capital Research and Management Company                                                                                                       13,180,823                                                    5.003%

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 27 August 2013 it acquired 123,000 of its own ordinary shares at an average price of 1829.8342 pence per ordinary share. The highest and lowest prices paid for these shares were 1857 pence per share and 1815 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,687,208 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,240,009.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

28 August 2013
InterContinental Hotels Group PLC

Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Mr Ian Dyson is to be appointed as an independent Non-Executive Director of IHG. He will join the IHG Board with effect from 1 September 2013.

Ian is currently a Non-Executive Director of Punch Taverns plc, a Non-Executive Director and Chairman of the Audit Committee of Betfair Group plc and, from 1 October 2013, he will be Senior Independent and Non-Executive Director of ASOS plc. Ian has held a number of senior executive and finance roles including Group Finance & Operations Director for Marks & Spencer Group plc for 5 years from 2005 to 2010, where he oversaw significant changes in the business. In addition, Ian was CEO of Punch Taverns plc, Finance Director for the Rank Group, and Group Financial Controller and Finance Director for the hotels division of the Hilton Group.

Commenting on Mr Dyson's appointment, Patrick Cescau, IHG's Non-Executive Chairman, said, "I look forward to welcoming Ian to the IHG Board. His understanding of the hotel sector and his wealth of experience in senior executive and finance roles will be of great value to the Group."

Mr Dyson will serve as a member of the Audit, Remuneration and Nomination Committees.

Notes

The following disclosure is required to be made pursuant to LR 9.6.13R(1):
Director of ASOS plc with effect from 1 October 2013
Current Director of Punch Taverns plc from 6 September 2010
Current Director of Betfair Group PLC from 1 February 2010
Director of Spirit Pub Company plc from 8 June 2011 to 16 December 2011
Director of Marks and Spencer Group plc from 27 June 2005 to 14 July 2010

No information is required to be disclosed pursuant to LR 9.6.13R (2)-(6) in respect of this appointment.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512426

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo® Hotels, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® Hotels, Staybridge Suites® Hotels, Candlewood Suites® Hotels, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 74 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.

IHG franchises, leases, manages or owns over 4,600 hotels and more than 678,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 28 August 2013 it acquired 130,000 of its own ordinary shares at an average price of 1,778.6054p pence per ordinary share. The highest and lowest prices paid for these shares were 1798 pence per share and 1760 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,817,208 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 263,110,009.

For further information, please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC(the "Company")

Transaction in Own Shares

The Company announces that on 29 August 2013 it acquired 122,575 of its own ordinary shares at an average price of 1825.2549 pence per ordinary share. The highest and lowest prices paid for these shares were 1845 pence per share and 1797 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 5,939,783 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,987,434.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 30 August 2013 it acquired 101,087 of its own ordinary shares at an average price of 1815.1576 pence per ordinary share. The highest and lowest prices paid for these shares were 1826 pence per share and 1803 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,040,870 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,886,347.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 31 August 2013, the Company's issued share capital consists of 268,927,217 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 5,687,208 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 263,240,009.

The above figure, 263,240,009 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit 99.9

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 02 September 2013 it acquired 70,493 of its own ordinary shares at an average price of 1844.5896 pence per ordinary share. The highest and lowest prices paid for these shares were 1858 pence per share and 1831 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,111,363 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,815,854.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 03 September 2013 it acquired 100,000 of its own ordinary shares at an average price of 1833.6757 pence per ordinary share. The highest and lowest prices paid for these shares were 1845 pence per share and 1816 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,211,363 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,715,854.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 04 September 2013 it acquired 101,419 of its own ordinary shares at an average price of 1822.0288 pence per ordinary share. The highest and lowest prices paid for these shares were 1836 pence per share and 1800 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,312,782 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,614,435.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.12

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 05 September 2013 it acquired 80,000 of its own ordinary shares at an average price of 1872.9539 pence per ordinary share. The highest and lowest prices paid for these shares were 1875 pence per share and 1865 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 6,392,782 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 262,534,435.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	06 September 2013